UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Exide Technologies

(Name of Issuer)

Common Stock
(Title of Class of Securities)

      302051206
(CUSIP Number)

Sandell Asset Management Corp.
40 West 57th Street
26th Floor
New York, NY 10019
Attention : Michael Fischer, General Counsel
212-603-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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 SCHEDULE 13D
CUSIP No 302051206
1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,199,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSONWITH	10	SHARED DISPOSITIVE POWER 2,199,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D
CUSIP No 302051206

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,199,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,199,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D
CUSIP No 302051206

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,199,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,199,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D
CUSIP No 302051206

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,199,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,199,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D
CUSIP No 302051206

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,199,218
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,199,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,199,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

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This is Amendment No. 3 to the Schedule 13D filed jointly by Castlerigg Master Investments Ltd., a British Virgin Islands Company, Sandell Asset Management Corp., a British Virgin Islands Company ("SAMC"), Castlerigg International Limited, a British Virgin Islands Company, Castlerigg International Holdings Limited, a British Virgin Islands Company, and Thomas E. Sandell, a citizen of Sweden (together, the "Reporting Persons"), on November 8, 2004 and amended by Amendment No. 1 filed on November 12, 2004 and Amendment No. 2 on January 13, 2005 (the initial Schedule 13D and all amendments thereto being referred to herein as the "Schedule 13D"). The following items in the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 4. PURPOSE OF TRANSACTION

Since the filing of Amendment No. 2 to this Schedule 13D, representatives of Sandell Asset Management Corp. have had further conversations with Company officials which lead Sandell to believe that its proposal with respect to the appointment of two nominees to the Company's Board, as described in Amendment No. 2, is being actively considered by the Company. In addition, Sandell representatives have offered to the Company Sandell's assistance in structuring a proposed offering of Senior Notes, announced by the Company in a press release issued on February 9, 2005, and have indicated that Sandell representatives would like to have an opportunity to provide input to the Company with respect to its selection of a Chief Executive Officer, a matter which the Company has indicated is currently under consideration.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a). The Reporting Persons as a group beneficially own 2,199,218 shares of Exide common stock. This comprises approximately 9.0% of the outstanding common stock of Exide.

(b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of 2,199,218 shares of Exide common stock.

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(c). A list of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix VI.

(d). N/A

(e). N/A

Item 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Appendix I: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending November 8, 2004.*

Appendix II: Joint Filing Agreement.*

Appendix III: Instruction C Person Information.*

Appendix IV: Letter to the Executive Committee of the Board of Directors of Exide Technologies, dated November 10, 2004.**

Appendix V: Biographic information regarding Perry J. Lewis and Mark C. Demetree.***

Appendix VI: List of the transactions in Exide common stock that were effected by the Reporting Persons during the past sixty days ending February 15, 2005.

*Previously filed with the Schedule 13D filed on November 8, 2004.

**Previously filed with the 1st Amendment to the Schedule 13D filed on November 12, 2004.

***Previously filed with the 2nd Amendment to the Schedule 13D filed on January 13, 2005.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2005 CASTLERIGG MASTER INVESTMENTS LTD.

By: Sandell Asset Management Corp.
As Investment Manager

By:/s/ Thomas E. Sandell
Thomas E. Sandell
Title: Director

SANDELL ASSET MANAGEMENT CORP.

By:/s/ Thomas E. Sandell
Thomas E. Sandell
Title: Director

CASTLERIGG INTERNATIONAL LIMITED

By:/s/ Thomas E. Sandell
Thomas E. Sandell
Title: Director

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:/s/ Thomas E. Sandell
Thomas E. Sandell
Title: Director

/s/ Thomas E. Sandell
Thomas E. Sandell

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APPENDIX VI
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Date of transaction	Person effecting transaction	Amount of securities Involved	Price per share or unit	Where and how the transaction was effected
2/14/05	SAMC	12,500	14.50	Regular market transaction
2/14/05	SAMC	112,500	14.1973	Regular market transaction
2/14/05	SAMC	25,000	14.01	Regular market transaction
2/14/05	SAMC	250,000	14.1854	Regular market transaction